FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006.

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street, Airport City, Lod 70151 • ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

        On July 6, 2006, AudioCodes Ltd., or AudioCodes, AudioCodes, Inc., a wholly-owned subsidiary of AudioCodes, and Green Acquisition Corp. a newly formed wholly-owned subsidiary of AudioCodes, Inc., successfully completed the previously announced acquisition of Nuera Communications, Inc., or Nuera, pursuant to which, Green Acquisition Corp. was merged with and into Nuera and Nuera has become a wholly-owned subsidiary of AudioCodes.

        Under the definitive agreement, announced on May 16, 2006, Nuera was acquired for a purchase price of $85 million in cash, subject to reduction for certain expenses, plus an earn out arrangement under which AudioCodes has agreed to pay up to an additional $5 million if Nuera achieves certain revenue milestones during the first 12 months after consummation of the transaction.

        Nuera designs, manufactures and sells packet voice gateways to communication service providers worldwide. These products can be transmitted over cable, wireless, copper and fiber networks. Nuera’s Open Reliable Communications Architecture, or ORCA, product portfolio of VoIP gateways, softswitches and management systems provide telephony solutions for cable and DSL networks, international long distance networks and enterprise networks.

        A copy of AudioCodes’ press release announcing the completion of the acquisition is attached as Exhibit 99.1 hereto.

        This report on Form 6-K (other than the press release attached as Exhibit 99.1 hereto) is hereby incorporated by reference into (i) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-111703; (ii) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-123859; (iii) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-11894; (iv) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13268; (v) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13378; and (vi) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-105473.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, AudioCodes has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD. By: /s/ Nachum Falek —————————————— Nachum Falek Chief Financial Officer

Dated: July 6, 2006

EXHIBIT INDEX

ExhibitNo.	Description

99.1	AudioCodes Ltd. Press Release dated July 6, 2006.